UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Contents of this Form 6-K

This Form 6-K for Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) contains a notice filed before the Mexican Stock Exchange on the date hereof:

Exhibit 1: Corporate Notice.

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s prospectus filed with the United States Securities and Exchange Commission (“SEC”) and other applicable filings with the SEC and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 4166 9000

Corporate Notice

By means of this corporate notice, we inform Bolsa Mexicana de Valores, S.A.B. de C.V. that (i) as of December 31, 2022, 63,197,933 of the Company’s warrants had been exercised, resulting in 2,038,643 series “A” shares, ordinary, nominative, with no-par value being outstanding as a result of such exercise; and (ii) pursuant to the Company’s long-term incentive plan (the “Incentive Plan”) as set forth in the Irrevocable Management Trust Agreement, identified as number 3844, dated March 26, 2019 (as amended, in whole or in part, supplemented, renewed or otherwise restated from time to time, the “Trust Agreement”) 258,207 series “A” shares, ordinary, nominative, with no par value, were placed in circulation during the last quarter of 2022, in accordance with the terms of the Trust Agreement and considering the exercises and transfers related to the Incentive Plan.

Therefore, and also considering the 400,000 shares that Vista repurchased against the capital stock in line with Article 56 of the Securities Market Law (Ley del Mercado de Valores), during the period from December 14 to December 22, 2022, for which timely notice was given to the Bolsa Mexicana de Valores, S.A.B. de C.V., as of December 31, 2022, 88,406,478 series “A” shares, ordinary, nominative, with no par value, were outstanding, and 40,385,761 series “A” shares, ordinary, nominative, with no par value were held in treasury, representing the variable portion of the capital stock of Vista Energy, S.A.B. de C.V. (formerly Vista Oil & Gas, S.A.B. de C.V.).

/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Attorney-in-Fact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2023

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer